Filed by LightJump Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: LightJump Acquisition Corporation

(Commission File No. 001-39869)

Date: October 7, 2022

Below is a transcript of the October 6, 2022 episode of the “SPACInsider” podcast entitled, “Gastón Paladini, Co-founder and CEO of Moolec Science.”

The podcast can be found at the following link: https://spacinsider.com/2022/10/06/podcast-moolec-science-lightjump-acquisition-corp/

Spokesperson: Gastón Paladini, CEO & Co-Founder of Moolec Science
Journalist: Nick Clayton and Marlena Haddad
Media: SPACInsider
Interview Date: 2022.09.30
Link: https://spacinsider.podbean.com/e/gaston-paladini-co-founder-and-ceo-of-moolec-science/

● 0:00 Nick Clayton

Hello and welcome to another SPACInsider podcast where we bring an independent eye in interviewing the targets of SPAC transactions, and their SPAC partners. I’m Nick Clayton, and this week my colleague Marlena Haddad and I will be speaking with Gastón Paladini, co-founder and CEO of Moolec Science, which announced a $504 million combination agreement with Light Jump Acquisition Corp in June. Moolec is pioneering a new way to achieve plant-based foods, not by just creating alternative meats out of plants, but by taking dairy and meat proteins and programming the plants to grow it themselves. Paladini discusses how his background in a conventional foods industry gives Moolec the upper hand in proving its technology and how its journey as a de SPAC of a de-SPAC gives it unique opportunities to accelerate towards commercialization. Take a listen.

So just to start off Gastón we know you come from a big food family, can you just talk a little bit about what the Paladini name means down in Argentina and how your experience around the family business informs what you’re trying to accomplish with Moolec?

● 1:04 Gastón Paladini

Thank you for raising that topic, you know, because personally it’s, uh, it’s a very strong thing, you know? Uh, it’s not a heavy bag, but, uh, it’s, it’s a really strong thing because, um, I’m, uh, I’m the first fourth generation member of the family that actually, um, started as the board director, as a formal director. We are close to get our 100th year of history. We started in 1923. My granddad used to work there, my dad as well in production. I have 41 years old. But I would say that I think that I was born more in a slaughterhouse than in a hospital because of this strong family legacy. Paladini really means a lot to me and a lot for Argentinian people. It’s a very, very well-known brand. And at the same time, it’s our last name as a family. So, it’s a double responsibility in society. It’s really traditional. It’s the typical cold cut meat business, sausages, meatballs, hamburgers, ham, mortadella, bologna, salami, all that kind of product. It’s one of the largest meat players in the region, and we are definitely the biggest pork producers. The main reason why I founded Moolec was because I really want not only to work in, and to disrupt the industry with an alternative solution, is also because I personally want an alternative answer to my kid, the fifth generation. The truth is that we need to start thinking how we are going to boost the system. We need to start producing more with less. We need to start to find some alternative solutions. And in my opinion, there’s nothing better than science and technology combined with the traditional experience. Food producers really know how to do it. The plant-based industry has just started. And what we know is that it’s quite impossible to change and substitute all only with plants for too many reasons. Why? Because we will never find that exact mouth experience just only with plants. And we want to have good products, we want to have good food. The thing is that we all know that an oat milk will never match the nutritional values of a traditional milk. So going back to Moolec and to me, I personally believe is that what we really need to achieve is parity. We need to reach the same of what nature give us every day. And that’s in the animal, not, not only with plants. So, what, what Moolec is doing is combining these two specific worlds, the plant based, affordable and scalable solutions with these specific needs that the market needs: taste, mouth experience, and nutritional values. We believe that molecular farming should be the fourth technological pillar in alternative protein after plant-based, precision fermentation, or culture means. Because this is definitely a good way to get the scale and cost the market needs, because at the end of the day, what we are doing is producing the same animal molecules using plants. This technology is a proven technology. Moolec is a pioneer in molecular farming input. And that’s my, I could say, cause my, my first and main motivation.

● 4:25 Nick Clayton

Yeah. Great. I agree. And, and I want to get into your, your methods in just a bit, but just real quickly before we, we jump in there, this deal is interesting in that, you know, it’s what we call a de SPAC of a de SPAC, in that Bioceres went public via SPAC itself a few years back. And so, I’m just interested in your perspective and kind of, I guess, when did you first start thinking about, uh, a SPAC as being an option to accelerate Moolec? And, and, and what were some of your impressions and, and, uh, and answers what you heard from the Bioceres team moving forward?

● 4:50 Gastón Paladini

Well, we always think that there is a huge opportunity by using the public market for good. We really believe that there is a huge value by being the first movers. There is a lot of value by being first movers, uh, in the, to became the first molecular farming food tech company in public markets. Am, we are for the long run. We leveraged Bioceres’ experience by using public markets to get the credibility that we need to build the company, to build the relationships, not only with public investors, also with established payers. We really believe that it would be much better if we could innovate and disrupt the industry from the inside. And, and that’s why that’s the main rational because. Because I’m from the traditional industry, so I want to co-work with established payers to go faster. That’s our focus to build a B2B business. More, eh, personally for me, it has a lot of value by having Bioceres backing us to use their own experience to became public through a SPAC.

● 6:03 Marlena Haddad

So there’s long been work to create plant-based alternatives to traditionally meat centric foods out there. But what Moolec is doing is in some ways going in the other direction, finding ways of getting meat proteins into plants to do that even better. So, can you explain to us how that works?

● 6:23 Gastón Paladini

Sure. It’s a very good question. We are modifying seeds with animal protein. We are doing a hybrid concept combining animal proteins and plant proteins, you know? But to understand how molecular farming works is to first understand the traditional value chain. That’s where I come from. And the traditional value chain is quite simple: It is, you have seeds to grow soy, to grow soybeans, to grow a crop. And you harvest, you get the grain and that grain, most of that grain, let’s say at least 50% of that grain, goes to feed, to feed animal livestock. And that’s the way that the traditional animal value chain works. And then you get through a slaughter houses, uh, the raw material to produce processed meat or processed products and get the food that we love. That’s how it works. How molecular farming works is like, we see this way, we hack the system. Because what we do is we, we change the logic. Instead of feeding animals with grains, with plants, with plant proteins, we feed plants with animals proteins. We insert, we select the specific proteins from the animals that could improve at the end of the value chain, taste, flavor coloring and, and, and, organoleptic properties. And also to improve nutritional values. We insert this DNA, and I’m talking about the exact code. IT, you know, because it’s a specific code, it’s not, we take the animal out of the equation completely. We insert the code, the exact code, directly in the germplasm of the plants, and that happens in the lab. We modify that plant, that seed, and then we get a the new generation of seed, a normal soybean with this specific protein gene inside. And we grow the crop, key original proteins of the plant with additional of this animal protein gene. And then the biology, do the rest. Sun, water, and soil. Traditional farming system, the traditional recovering protein system. And we could get at to the end of this value chain, a better ingredient, not purifying animal proteins, because we do not need to do so. That’s the beauty of what we are doing. That’s why we chose soybeans, for example, or, pea. Because soy proteins and pea proteins are the main meat analog, the main meat substitute in the current business. What Moolec is doing is boosting these plant proteins with animal proteins inside from the very beginning of the value chain. So that’s the beauty of our technology. The only thing that we actually modify is just the seed, then the biology do the rest, the farming process does the rest, the recovery process do the rest. And we do not need to customize the whole thing. The final goal is to get better ingredients, to give back the reality into the equation, because that’s what we need at the end of the day. We need to match mouth experience. We need to match nutritional values, and we need to match affordability. We need to match the cost. And how we could get the cost, what we expect to get the cost that the market needs by using traditional farming. We are not aiming to increase the cost in this chain. Because the only thing that, again, that we actually modify is just the seed. So, it’s all investment at once until you get a new generation of seeds. And that’s where our IP is, in the more, in that new seed. We are very IP, very intellectual-property driven. We have already more than 15 patents and we are growing our IP portfolio. But it’s feasible. Our Chief Science Officer, Amit Dhingra in the United States, has more than 25 years of experience modifying seeds for different other purposes. Molecular farming is not a new tech. It was a pharmaceutical tech similar to cultured meat or fermentation. And what, what Moolec is doing is being pioneer in food by bringing this tech from pharma to food. And by having Bioceres with us as a partner, is a huge competitive advantage for us because we have the upstream covered. Bioceres has operations in the United States, operations in Southern Cone, GM friendly countries, they know how to produce soybeans. This is a huge competitive advantage for us, by having these backers. We are leveraging their experience to, to expand molecular farming in food with these biotech and agriculture companies.

● 11:11 Marlena Haddad

And we’ve also seen some of the inputs for earlier vegetarian meat alternatives still struggle with some sustainability and scalability issues. And you spoke about molecular farming a bit earlier, but can you just elaborate how is molecular farming different ?

● 11:26 Gastón Paladini

The good thing about molecular farming is that our plants work as bioreactors, as small factories. We are leveraging nature. We do not need big tanks to produce our animal proteins. What we need is more acres. If you compare our technology to another technologies, the good thing about Moolec is that the infrastructure is already there. The only thing that you need to do is to change the seed. The farmer, the only thing that the farmer needs to do is to change the seed. And we are producing our own germplasms in commercial germplasms. We are aiming to replicate the same yields as the current soybeans. So by having these plants as bioreactors, compared with other technologies, is a huge competitive advantage because we, we know how to scale our product. It’s a matter of, of having a good contract with farmers. And that’s why we believe the relationship with Bioceres is definitely a good thing for us. Another thing that is quite interesting for us is that what I described before: by choosing the specific molecules and combining it with the specific crops, we could get not only the crops and the plants as bioreactor, also as final product. Most of the alternative meat products are made with soy proteins now. They use soy texturized, soy concentrate, soy isolate that’s ingredient from soy without any animal proteins, but just soy. Our soy has the two different benefits. One is the TVP, no? The metrics of that ingredient. And secondly this, this, these specific molecules. So, by combining both, thinking always from the very beginning to the end to the final application, we could get products much competitive because we do not need an extra purification cost. We could always purify if a customer wants, for example, just only the animal product. So, you could sell the soy protein from one, from one side, and you could, you could sell that the animal product. But at the end of the day, the food producer needs both to produce alternative meat. So, the logic of our combination between plants and animal protein was always to improve the cost. A plant as a bioreactor and a plant as a product, combined also with animal protein genes with a competitive edge, because it could be unique ingredient.

● 14:07 Nick Clayton

Great. And I want to talk about the kind of the competitive landscape a little bit there too. Uh, as you were touching upon, uh, as you mentioned, you know, there the company’s modifying seeds for, for greater yields, um, and, and nutrition, et cetera for a while now. But, uh, you know, there are a few other companies out there that are trying to get some, some dairy and meat proteins into plants. But just so where, how, how do you compare with some of those in terms of where you are on your development and how you’re, you’re approaching that a particular problem?

● 14:34 Gastón Paladini

Yes. Well, that’s a very good news for us, not to be alone here because this proves that molecular farming is the fourth technological pillar in alternative proteins. Now the, the, the landscape understand that this is, uh, this is, this should be a technology that will compete with other technology. But going back to your question, Moolec is not the typical startup that started from scratch in a garage, you know? Moolec is a spinoff from Bioceres. We didn’t start from scratch. We, we are a spinoff. We incorporate the company in 2020, but we incorporate a whole platform of molecular farming that had started in 2008 by developing a proof of concept. That was a bovine protein for the cheese industry that was chymosin, I don’t know if you know, but chymosin, or you could call it as rennet, is call it as rennet as well, is an specific ingredient for the cheese industry. You need chymosin, for the clotting of the milk when you produce cheese. Chymosin was the first molecule that the FDA approved in the 90s through precision fermentation technologies. Moolec’s team inside Bioceres achieved the same in 2010 by using plants and not microbes. And that was our proof of concept at that point in time. And that was the, the platform that Moolec was built, this plant-based chymosin. So, going back to the landscape, Moolec definitely is the pioneer here. We have not only the experience because of this proven, uh, platform inside predecessors companies, we, we also have all what you need to get a product on the market, and I’m talking about the scientific team, the IP focus, the laboratories. I’m talking about also the breeding, breeding experience, the greenhouses experience, the regulatory experience to get product through molecular farming technologies to the market. We thought if we had produced a bovine protein in a plant for the food, for the cheese industry, for this specific model, why don’t we use, uh, we start producing different other molecules with much more value with different crops. And, at that point in time, we thought, well, we should create a standalone company. And when we started producing the, the first ideas and putting these first ideas into different projects. So, we are playing our own game here. We are very happy to see other molecular farming companies in the landscape. I think that dairy has their own challenges. It’s the same tech, maybe it’s the same host, but it will not be the same final application. So, I’m really encouraging the dairy companies to move forward with their plans. We are all on the same page. We all wants to grow, uh, and to, to consolidate molecular farming as a whole. But what we do every day is to focus on our own projects, our own seeds. We see a lot of value by being really focused on meat. And, another thing that I really want to add is that, is the, is the mindset, you know, because we have the mindset to recover all from the crop. We produce chymosin with safflower, safflower seed. Safflower is a marginal crop. But we also have a second product that’s GLA, and GLA is a nutritional oil, Omega 6, a specific nutritional oil for neutraceuticals, and also for food. We acquire this patent for GLA because we see, we saw a lot of value by combining proteins and oils, uh, in the same crop and recover both products from the same source and to improve the economics, and to get the high value by-product. So, my point here is that I don’t know what other companies are doing, or maybe I know, but I don’t want to talk about the other ones. What we do is to focus always in getting down the cost. That’s the main goal. And to recover more from the same source. Em, and the other thing that Moolec has, compared with other companies in the landscape, is that we focus on B2B. We don’t wants to do the whole thing. We could do it, but we see a lot of value by, by focusing on IP and ingredients. And that’s a lot. If you want to do the whole thing, it would be a great reward, but, um, the food value chain is huge. We are not going to teach a food producer to produce food. Close to 70% of the meat in the world is processed meat, is not just the whole cut, is processed meat. That’s Paladini’s business, you know, is sausages, hamburger. So I’m not going to teach the Paladinis of the world how to produce processed meat. I’m not going to teach how to sell an end product onto the shelf. That’s what the CPG companies does, do, every day for, for, for so many years. They know how to do it. What they don’t have is a unique ingredient to start producing and formulating products in a better way. What we can’t find in the market is good alternative ingredients. So that’s our goal, to get good, affordable, scalable, better ingredients. Our goal is to give back the real animal proteins into the equation, the more sustainable without harming animals and, and it’s feasible. We have already proved that that is totally feasible. Uh, so the, the best is yet to come.

● 20:11 Marlena Haddad

Yes. So I wanted to get into your initial product mix addressing your two products for dairy replacements and the two meat replacements. Uh, what does the value chain look like for those products and, and what does the market look like for them from a scale standpoint?

● 20:24 Gastón Paladini

We always think in chymosin as the, as the proof of concept, that validates the technology. It’s a product at the end of the day. But, but we will not have a competitive edge with chymosin, it’s just to prove that we could use plants and not microbes and not animals to get the same molecule. Chymosin at the end of the day, is a very small market, has very specific market, of course we want to, to relaunch this product. We want to hit the markets. We are aiming to commercialize these products. But then the good part comes with the meat replacement. It’s a much bigger market opportunity. We see that it’s quite unique. There is no soy concentrate that have animal proteins mixed in a final ingredient now on the market. It’s quite new. Is definite. Moolec is a category creator. We are creating a new way of seeing these commodities. And that’s quite interesting. I think that the market needs this kind of solution. Two different industries, in the food value chain as an ingredient. There are companies that develop additives, coloring, flavoring, bindings, texturizings. Its is kind of specific ingredients that is around 50% to 60% of the cost of alternative meat. Very few volume, a lot of cost. Quite expensive, quite specifical. They are trying to replicate reality with who knows what. And the other part of the cake is a TVP, plant proteins, mostly soy, some part of small peas, chickpeas, fava are a small portion of the pie. But the players are, mostly of the players are separately, the players of the additives and the players of the plant proteins. These are commodities, these are specific high value products. What Moolec is doing is combining both. That’s why we are category creators, because we are creating the third category that is a hybrid product with both from the very beginning. A hybrid product that could get a better solution, which you have for food producers. Um, and we could do that because we are insiders. Uh, we know how the, the value chain works. We know how the food producers work. I come, I came from one of them. So, there are a lot of challenges but it’s feasible to get, to get this kind of product at the end of the day. And, and by being first movers, there is a huge value to capture by having these products. And, I’m also excited about the different conversations that we are having with established players. Everybody is quite excited about what we are doing. Uh, so that’s why we are, are moving forward to public markets, capture that part of the value, and open our doors to public investors and, and give them the opportunity to invest in the, in the science.

● 23:28 Marlena Haddad

Right. And where are you in the process of commercializing these products? It looks like the dairy ones are further along while the meat proteins are at the earlier stages of the pipeline.

● 23:44 Gastón Paladini

Yes. That’s true. Chymosin and GLA are already approved, are already patented. We already have the seeds, it’s a matter of scale them. Uh, multiply the seeds where we are in a scale up stage, multiplying them in the United States and Argentina. Uh, we use these two, these two territories to, to go faster and, and to, to get the, the proper amount of seed stock to launch these products. So we expect these products to be launch, uh, at some part of the beginning of 2025. The meat products, the meat replacement products are in, still in R&D, we are moving really, really fast. So with these concepts, two products with the proof of concept and, and, and then we replicate that experience in these other products. In the middle, you work the regulatory side, the IP side, uh, and some other, other things. Plants take time, huh? It’s not just because of the science. It’s also because we are talking about nature here. So plants take time. There is a biology time that you need to respect and that’s why is it takes time, but it’s definitely worth it because, at the end of the day, what we are doing is creating a new generation of plants, and we will get to that part.

● 24:58 Nick Clayton

With full commercialization, still a little wise ways out, as you were mentioning there, you know, what are some of the major milestones, that you’re looking forward to over the next couple of years and that, uh, that, that investors should be looking for, um, as you’re going through this continued process of getting that to market?

● 25:13 Gastón Paladini

A very good question. From the scientific point of view, the milestones are to move forward with all the stages. I’m talking about transformation. I’m talking about stable transformation, I’m talking about seed multiplication, field trials. There are plenty of, um, different substages that you need to move forward. It is too technically. But, um, we are on track, um, with regulatory pathway, uh, um, from the USDA also from the FDA, we are talking about the United States. So we are in direct conversations with the regulators and there’s some few milestones there. They are really feasible, but you, you need to check. I will summarize both of thems. And also IP. We are protecting all the things that we can, not only to raise the bar for competitors, it’s also to create intangible value for our shareholders.

● 26:08 Marlena Haddad

Okay. So, and as you work to get more food producer clients on board, what are you hoping for those agreements to look like in terms of value and length? And, and ultimately, what can you tell us about the MOU and the MTAs that you’ve already signed?

● 26:22 Gastón Paladini

I can’t tell you who are they, but I can say that that big players, established players, are quite interested in our future products. And they’re aiming to test and validate our samples in advance. And that in the ingredient and food industry that is quite common. It’s very common to co-work ingredients companies and, R&D departments and food producers together to get these ingredients and, and, and insert these ingredients into formulas, commercial products, new products. That take time because you need to analyze, you need to validate, you need to be sure you, need to get this approved, and sometimes you need to tweak them and find the best way to, to, to get them, uh, to the, to the, to the formulas. And for us, the MOUs help us to formalize this way of relation. And at the same time, this is perfect timing to do that, you know, because when you start getting some samples, and start getting some information and you have on the other side, people that really understand what you are doing and wants to start testing some, some stuff in their own formulas for us is the, the best way that what you are doing is in a good direction or not, or maybe you need to, to shift, to change to, or to tailor make some, some, some products. So there’s a value of this relationship and we believe that these kind of relationships with these companies are a good go-to-market strategy. Because they will probably be, what we expect is to have these companies as future customers. Well, at least early adopters that help us to expand our future ingredients in the future.

● 28:16 Nick Clayton

Totally. Great. And so looking more, you know, at more than your term, um, before I let you go, do you have an update in terms of the timeline of this particular transaction and when we gonna get to that exciting, uh, simple switch and all of those fun things?

● 28:29 Gastón Paladini

Man, really, really busy. It’s quite a challenge to run a business, an R&D team, PhDs, and the whole operation in parallel with the transaction. But we all know that’s is not easy, It’s very time consuming. But I’m lucky I have a good team working 24/7 in the transaction and 24/7 in the science. We are expecting to be enlisted before the year end. And we are in perfect timing. The schedule is fine. The agenda is fine. The vendors, uh, the suppliers, uh, everybody’s working really, really hard to achieve this goal. Very soon the public investors will receive more news from Moolec after the, the BCA press release, so stay tuned.

● 29:13 Nick Clayton

Great. Well, it’s gonna be very exciting to continue to watch Moolec as you continue through this process and especially through the development process. You know, there, there’s a lot more to discover and a lot more to, to see as this moves forward, but it, it’s truly gonna be exciting to have some of these products in, on the market, on the shelves, uh, not too far in the future. Um, but, so thanks so much for being on.

● Gastón Paladini

Thank you so much for letting me tell the Moolec story.

END OF TRANSCRIPT

About Moolec Science

Moolec is a science-based ingredient company focused on producing real animal proteins in plants through Molecular Farming, a disruptive technology in the alternative protein landscape. Its purpose is to upgrade taste, nutrition, and affordability of alternative protein products while building a more sustainable and equitable food system. The company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Moolec is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit www.moolecscience.com.

About LightJump Acquisition Corp.

LightJump is a Delaware blank check company incorporated on July 28, 2020 formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. For more information, visit www.lightjumpcap.com/lightjump-acquisition-corphttps://www.lightjumpcap.com/lightjump-acquisition-corp

Forward Looking Statements

This transcript contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, statements concerning the following include forward looking statements: the growth of Moolec Science Limited’s (“Moolec”) business and its ability to realize expected results; the business model of Moolec relating to any partnerships, commercial contracts, regulatory approvals or patent filings; the viability of its growth and commercial strategy; financial projections; the success, cost and timing of its product development abilities; the advantages and potential of Moolec’s technology and products, including in comparison to competing technologies and products; trends and developments in the industry; the addressable market; the contemplated transaction among Moolec and LightJump Acquisition Corporation (“LightJump”); Moolec’s addressable market; and the potential effects of the business combination among Moolec and LightJump. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec or LightJump are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination, resulting in the combined company (the “Combined Company”) with the expectation to be listed on Nasdaq; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LightJump’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LightJump’s securities; (7) Moolec’s and LightJump’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LightJump or Moolec may be adversely affected by other economic, business, and/or competitive factors; (11) the risk that Moolec is unable to successfully develop and commercialize Moolec’s products or services or experience significant delays; (12) the risk of product liability or regulatory lawsuits relating to Moolec’s products and services; (13) the risk that Moolec is unable to secure or protect its intellectual property; (14) the ability to maintain the listing of LightJump’s securities on Nasdaq and (15) the ability for the Company’s securities to be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not complete or exhaustive. You should carefully consider the foregoing factors as well as other risks and uncertainties described in the “Risk Factors” section of LightJump’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in the final prospectus of LightJump related to its initial public offering filed with the SEC. You should also carefully consider the other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LightJump and the Form F-4 and proxy statement to be filed with the SEC by the Company and LightJump. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

On June 15, 2022, LightJump and Moolec announced entry into a definitive agreement for a business combination that would result in Moolec Science SA (the “Company”) becoming a publicly listed company. In connection with the proposed transaction, the Company is expected to file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to the Company’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of LightJump to vote on the proposed transaction. Shareholders of LightJump Acquisition Corp. and other interested persons are encouraged to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein as well as other documents to be filed with the SEC in connection with the proposed transaction because these documents will contain important information about LightJump Acquisition Corp., Moolec Science, and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LightJump Acquisition Corp. as of a record date to be established for voting on the proposed transaction. Once available, shareholders of LightJump Acquisition Corp. will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

The Company and Moolec Science and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of LightJump Acquisition Corp. and their ownership is set forth in LightJump Acquisition Corp.’s filings with the SEC, including its Form 10-K for the year ended December 31, 2021 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of LightJump Acquisition Corp.’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Moolec Science, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.